UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Weber Inc.
(Name of Issuer)
Class A common stock, par value $0.001 per share

(Title of Class of Securities)
94770D102

(CUSIP Number)
Mary Ann Todd BDT Capital Partners, LLC 401 N. Michigan Avenue, Suite 3100 Chicago, Illinois 60611 (312) 660-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS BDT Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 178,280,766(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 178,280,766(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,280,766(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.63%(2)
14	TYPE OF REPORTING PERSON OO, IA

(1)
Consists of (i) 25,569,010 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Weber Inc., a Delaware corporation (the “Issuer”), including 11,292 shares of Class A Common Stock pursuant to an award of restricted stock units, and (ii) 152,711,756 shares of Class B common stock, par value $0.00001 per share (the “Class B Common Stock”), of the Issuer.

(2)
Represents the percentage of Class A Common Stock beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. The shares beneficially owned represent 61.99% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class based upon 53,073,680 shares of Class A Common Stock issued and outstanding and 234,506,736 shares of Class B Common Stock issued and outstanding as of July 31, 2022. Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to the Issuer’s stockholders for a vote.

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS BDT WSP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 152,731,977(3)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 152,731,977(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 152,731,977(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.22%(4)
14	TYPE OF REPORTING PERSON OO

(3)
Consists of (i) 20,221 shares of Class A Common Stock, including 11,292 shares of Class A Common Stock pursuant to an award of restricted stock units, and (ii) 152,711,756 shares of Class B Common Stock.

(4)	See footnote 2 above. The shares beneficially owned represent 53.11% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS BDT Capital Partners I-A Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 25,548,789(5)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 25,548,789(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,548,789(5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.14%(6)
14	TYPE OF REPORTING PERSON OO

(5)	Consists of 25,548,789 shares of Class A Common stock.
(6)	See footnote 2 above. The shares beneficially owned represent 8.88% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS BDTCP GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 25,548,789(7)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 25,548,789(7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,548,789(7)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.14%(8)
14	TYPE OF REPORTING PERSON OO

(7)	See footnote 5 above.
(8)	See footnote 6 above.

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS BDTP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 178,280,766(9)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 178,280,766(9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,280,766(9)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.63%(10)
14	TYPE OF REPORTING PERSON OO

(9)	See footnote 1 above.
(10)	See footnote 2 above.

CUSIP No. 94770D102

1	NAMES OF REPORTING PERSONS Byron D. Trott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,518,130(11)
	8	SHARED VOTING POWER 178,280,766(12)
	9	SOLE DISPOSITIVE POWER 15,518,130(11)
	10	SHARED DISPOSITIVE POWER 178,280,766(12)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,798,896(13)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.87%(14)
14	TYPE OF REPORTING PERSON IN

(11)	Consists of (i) 3,236,875 shares of Class A Common Stock and (ii) 12,281,255 shares of Class B Common Stock. These securities are owned directly by Byron and Tina Trott.
(12)	See footnote 1 above.
(13)	Consists of (i) 28,805,885 shares of Class A Common Stock , including 11,292 shares of Class A Common Stock pursuant to an award of restricted stock units, and (ii) 164,993,011 shares of Class B Common Stock.
(14)	See footnote 2 above. The shares beneficially owned represent 67.39% of the voting power of the Class A Common Stock and Class B Common Stock held by such persons voting together as a single class.

Item 1.  Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed by the Reporting Persons on August 19, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 27, 2021 (as amended and supplemented, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds and Other Consideration

On March 23, 2022, the Investor acquired from Kelly D. Rainko an award of restricted stock units (“2022 RSUs”) relating to 11,292 shares of Class A Common Stock granted to Ms. Rainko in connection with her service as a director. Ms. Rainko has automatically assigned all rights, title and interest in the 2022 RSUs to the Investor, resulting in the Investor receiving 2022 RSUs relating to 11,292 shares of Class A Common Stock (together with the other 152,720,685 of shares of Common Stock beneficially owned by the Investor, the “Investor Shares”). These 2022 RSUs vest on the earlier of (i) the one year anniversary of the date of grant and (ii) the time of the annual stockholder meeting that occurs during the 2023 fiscal year.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 24, 2022, BDT Capital Partners, LLC, on behalf of itself and certain of its affiliates (collectively, “BDT”), delivered to the Board a letter setting forth a proposal (the “Proposal”) for BDT to acquire all of the outstanding shares of Class A Common Stock that are not owned by the Investor or Holdings for a purchase price of $6.25 per share in cash. A copy of the Proposal is filed as Exhibit 99.1 to Amendment No. 2, and the information set forth in the Proposal is incorporated by reference herein.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Class A Common Stock from the New York Stock Exchange and other material changes in the Issuer’s business or corporate structure.  No assurances can be given that the transaction contemplated by the Proposal or any other potential transaction involving BDT or its affiliates (or any other Reporting Person) and the Issuer will be consummated, or, if a transaction is undertaken, as to its terms or timing. BDT reserves the right to modify or withdraw the Proposal at any time. BDT reserves the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.  Interest in Securities of the Issuer.

Item 5 (a)-(b) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) Calculations of the voting percentage of the shares of Common Stock beneficially owned assume that there were 53,073,680 shares of Class A Common Stock issued and outstanding and 234,506,736 shares of Class B Common Stock issued and outstanding as of July 31, 2022. Each holder of Class A Common Stock and Class B Common Stock is entitled to one vote per share on all matters submitted to the Issuer’s stockholders for a vote.

The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

By virtue of the relationships described under Item 2 of the Schedule 13D, each of BDT CP, BDTP and Mr. Trott may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the Investor Shares and the Holdings Shares, and in addition, BDTCP GP I may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of the Holdings Shares.

Each of the Reporting Persons disclaims membership in a group with each other Reporting Person. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, all of the Reporting Persons, other than the Investor with respect to the Investor Shares, Holdings with respect to the Holdings Shares and Mr. Trott with respect to the Trott Shares, disclaim beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

99.1                 Proposal, dated October 24, 2022, from BDT to the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2022

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chairman and Chief Executive Officer

BDT WSP Holdings, LLC

By:	BDT Capital Partners, LLC
Its:	Managing Member

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chairman and Chief Executive Officer

BDT Capital Partners I-A Holdings, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chief Executive Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chief Executive Officer

BDTP GP, LLC

By:	/s/ Byron D. Trott
	Name:	Byron D. Trott
	Title:	Chairman and Chief Executive Officer

BYRON D. TROTT

/s/ Byron D. Trott